UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES OFFERING OF U.S. DOLLAR-DENOMINATED GLOBAL NOTES AND COMMENCEMENT OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – March 12, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), has commenced (A) an offering (the “New Money Offer”) of (i) a new series of U.S.-dollar denominated global notes, and (ii) additional notes of its 5.750% Global Notes due 2029 (CUSIP No. 71647N AZ2 / ISIN No. US71647NAZ24) (collectively, the “New Money Notes”), in each case subject to market and other conditions; and (B) cash tender offers to repurchase certain of its outstanding U.S.Dollar- and Euro-denominated notes (the “Tender Offers”).

New Money Offer

The New Money Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. PGF intends to use the net proceeds from the sale of the New Money Notes to repurchase notes validly tendered and accepted for purchase by PGF in the Tender Offers, and to use any remaining net proceeds for general corporate purposes.

Tender Offers

PGF has commenced offers to purchase for cash: (1) any and all of its outstanding notes of the series set forth in the table below under the heading “Any and All Offer” (the “2023 Notes” and such offer, the “Any and All Offer”), and (2) its outstanding notes of the series set forth in the table below under the heading “Waterfall Offer” (collectively, the “Waterfall Notes” and such offers, the “Waterfall Offers”) for an aggregate purchase price, excluding accrued and unpaid interest, not to exceed U.S.$3.2 billion minus the aggregate amount, excluding accrued and unpaid interest, that holders of 2023 Notes are entitled to receive for 2023 Notes validly tendered and accepted for purchase pursuant to the Any and All Offer (the “Waterfall Tender Cap”).

The Tender Offers are being made pursuant to the terms and conditions set forth in the offer to purchase, dated March 12, 2019 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery and related letter of transmittal, the “Tender Offer Documents”).

Any and All Offer

The following table sets forth the series of notes subject to the Any and All Offer, and the consideration payable (the “Any and All Consideration”) for notes accepted for purchase in the Any and All Offer.

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Any and All Consideration(2)
4.375% GLOBAL NOTES DUE MAY 2023	71647N AF6/ US71647NAF69	US$3,117,147,000	US$1,015.00

(1)	As of the date hereof, including 2023 Notes held by Petrobras or its affiliates.
(2)	Per US$1,000 principal amount of 2023 Notes.

The Any and All Offer will expire at 5:00 p.m., New York City time, on March 18, 2019, unless extended (such date and time, as the same may be extended, the “Any and All Expiration Date”). 2023 Notes validly tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on March 18, 2019, unless extended, but not thereafter. Holders of 2023 Notes who (1) validly tender and do not validly withdraw their 2023 Notes on or prior to the Any and All Expiration Date or (2) deliver a properly completed and duly executed notice of guaranteed delivery and other required documents pursuant to the guaranteed delivery procedures described in the Offer to Purchase, on or prior to the Any and All Expiration Date and tender their 2023 Notes on or prior to 5:00 p.m., New York City time, on March 20, 2019, will be eligible to receive the Any and All Consideration indicated in the table above, as well as accrued and unpaid interest from, and including, the last interest payment date for the 2023 Notes to, but not including, the settlement date of the Any and All Offer.

The settlement date of the Any and All Offer is expected to occur promptly following the Any and All Expiration Date, on March 21, 2019.

Waterfall Offers

The following table sets forth the series of Waterfall Notes subject to the Waterfall Offers, the consideration payable for Waterfall Notes of each series accepted for purchase in the Waterfall Offers and the acceptance priority level for each series of Waterfall Notes.

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Late Tender Consideration(2)	Early Tender Premium(2)	Early Tender Consideration(2)(3)
5.299% GLOBAL NOTES DUE JANUARY 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	US$3,539,166,000	1	US$988.75	US$30.00	US$1,018.75
5.375% GLOBAL NOTES DUE JANUARY 2021	71645W AR2 / US71645WAR25	US$1,103,876,000	2	US$1,006.25	US$30.00	US$1,036.25
6.125% GLOBAL NOTES DUE JANUARY 2022	71647N AR0 / US71647NAR08	US$1,296,881,000	3	US$1,032.50	US$30.00	US$1,062.50
6.250% GLOBAL NOTES DUE MARCH 2024	71647N AM1 / US71647NAM11	US$2,439,500,000	4	US$1,037.50	US$30.00	US$1,067.50
3.750% GLOBAL NOTES DUE JANUARY 2021	N/A / XS0982711987	€283,290,000	5	€1,033.75	€30.00	€1,063.75
8.375% GLOBAL NOTES DUE MAY 2021	71647N AP4/ US71647NAP42	US$901,967,000	6	US$1,075.00	US$30.00	US$1,105.00
4.250% GLOBAL NOTES DUE OCTOBER 2023	N/A / XS0835890350	€454,807,000	7	€1,075.00	€30.00	€1,105.00
4.750% GLOBAL NOTES DUE JANUARY 2025	N/A / XS0982711714	€800,000,000	8	€1,080.00	€30.00	€1,110.00
5.875% GLOBAL NOTES DUE MARCH 2022	N/A / XS0716979595	€600,000,000	9	€1,106.25	€30.00	€1,136.25

(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000 or €1,000, as applicable, principal amount of Waterfall Notes.
(3)	Includes the applicable Early Tender Premium.

The Waterfall Offers will expire at 11:59 p.m., New York City time, on April 8, 2019, unless extended (such date and time, as the same may be extended, the “Waterfall Expiration Date”). Waterfall Notes validly tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on March 25, 2019, unless extended, but not thereafter. Holders of Waterfall Notes who validly tender their Waterfall Notes on or prior to 5:00 p.m., New York City time, on March 25, 2019, unless extended (such date and time, as the same may be extended, the “Early Tender Date”), and whose Waterfall Notes are accepted for purchase, will be eligible to receive the applicable early tender consideration indicated in the table above (the “Early Tender Consideration”), which includes an early tender premium in the amount indicated in the table above (the “Early Tender Premium”). Holders of Waterfall Notes who validly tender their Waterfall Notes after the Early

Tender Date but on or before the Waterfall Expiration Date, and whose Waterfall Notes are accepted for purchase, will be eligible to receive only the applicable late tender consideration, which is equal to the applicable Early Tender Consideration minus the applicable Early Tender Premium (the “Late Tender Consideration”). In addition to the Early Tender Consideration and the Late Tender Consideration, as applicable, holders of Waterfall Notes whose Waterfall Notes are purchased in the Waterfall Offers will also receive accrued and unpaid interest from, and including, the last interest payment date for the Waterfall Notes of the applicable series to, but not including, the applicable settlement date of the Waterfall Offers.

Following the Early Tender Date and prior to the Waterfall Expiration Date, we may, but are not obligated to, elect to accept the Waterfall Notes validly tendered at or prior to the Early Tender Date, provided that all conditions to the Waterfall Offers have been satisfied or waived by us (the date of any such acceptance, the “Early Acceptance Date”). Waterfall Notes accepted on the Early Acceptance Date are expected to be settled promptly thereafter. We expect to settle any validly tendered Waterfall Notes not settled prior to the Waterfall Expiration Date promptly following the Waterfall Expiration Date, provided that all conditions to the Waterfall Offers have been satisfied or waived by us.

Subject to the terms and conditions of the Waterfall Offers, if the purchase of all Waterfall Notes validly tendered in the Waterfall Offers would cause PGF to purchase an aggregate principal amount of Waterfall Notes that would result in an aggregate amount in cash to be paid to holders of Waterfall Notes, excluding accrued and unpaid interest, in excess of the Waterfall Tender Cap, then only an aggregate principal amount of Waterfall Notes that results in the payment of an aggregate amount to holders of Waterfall Notes not in excess of the Waterfall Tender Cap will be accepted in the Waterfall Offers. PGF will pro rate the Waterfall Notes accepted in the Waterfall Offers pursuant to the acceptance priority procedures described in the Offer to Purchase. PGF may, in its sole discretion and subject to applicable law, increase the Waterfall Tender Cap.

In determining the amount of Waterfall Notes purchased against the Waterfall Tender Cap and available for purchases pursuant to the Waterfall Offers, the aggregate U.S. dollar-equivalent principal amount of Waterfall Notes denominated in Euros shall be calculated at the applicable exchange rate, as of 2:00 p.m., New York City time, on the business day prior to the date on which PGF accepts for purchase Waterfall Notes validly tendered at or prior to the Early Tender Date or the Waterfall Expiration Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD,” (or, if such screen is unavailable, a generally recognized source for currency quotations selected by the lead dealer managers named herein, with quotes as of a time as close as reasonably possible to the aforementioned).

General

The Tender Offers are conditioned upon the consummation of the New Money Offer resulting in net proceeds to PGF of at least US$2.0 billion, in addition to market and other customary conditions (the “Financing Condition”). The Tender Offers are not contingent upon the tender of any minimum principal amount of 2023 Notes or Waterfall Notes. The consummation of a Tender Offer is not conditioned on the consummation of the other Tender Offers. Each Tender Offer is independent of the other Tender Offers, and PGF may withdraw or modify any Tender Offer without withdrawing or modifying other Tender Offers. PGF reserves the right to waive any and all conditions to the Tender Offers, including the Financing Condition.

# # #

PGF has engaged BNP Paribas Securities Corp., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., and Santander Investment Securities Inc. to act as joint bookrunners with respect to the New Money Offer and as lead dealer managers with respect to the Tender Offers, and ABN AMRO Securities (USA) LLC, BBVA Securities Inc. and Commerz Markets LLC to act as co-managers with respect to the New Money Offer and as co-dealer managers with respect to the Tender Offers. Global Bondholder Services Corporation is acting as the depositary and information agent for the Tender Offers.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PGF and Petrobras have filed a registration statement, including a prospectus with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents PGF and Petrobras have filed with the SEC for more complete information about the companies and the offering of the New Money Notes. When available, you may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting BNP Paribas Securities Corp. at + 1 212-841-2780, Banco Bradesco BBI S.A. at +1-646-432-6642, Citigroup Global Markets Inc. at +1 (800) 831-9146, Goldman Sachs & Co. LLC at +1 (866) 471-2526, HSBC Securities (USA) Inc. at +1 (212) 525-0238 and Santander Investment Securities Inc. (toll-free) at +1 (855) 403-3636.

The Tender Offers are not being made to holders of 2023 Notes or Waterfall Notes in any jurisdiction in which PGF is aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the respective Tender Offers will be deemed to be made on PGF’s behalf by the lead dealer managers and co-managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Tender Offers may be directed to BNP Paribas Securities Corp. at + 1 212 841-3059, Banco Bradesco BBI S.A. at +1-646-432-6643, Citigroup Global Markets Inc. (toll free ) at +1 (800) 558-3745 and (collect) at +1(212) 723-6106, Goldman Sachs & Co. LLC at +1 (212) 902-6351 or +1 (800) 828-3182, HSBC Securities (USA) Inc. at +1 (212) 525-0238 and Santander Investment Securities Inc. (toll-free) at +1 (855) 404-3636 or +1(212) 940-1442. Requests for additional copies of the Tender Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Tender Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras.

Neither the Offer to Purchase nor any documents related to the Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to the New Money Offer and the Tender Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The New Money Offer and Tender Offers are only available to, and the New Money Offer and Tender Offers will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the New Money Offer and Tender Offers or any of its contents.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated March 12, 2019, relating to the Tender Offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager